Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-169119

January 26, 2011

i path

iPath Exchange Traded Notes

®

iPath Global Carbon ETN

iPath Exchange Traded Notes (ETNs) are senior, unsubordinated, unsecured debt securities issued by Barclays Bank PLC delivering exposure to the returns of a market or strategy with the trading flexibility of a listed security. Investors can trade iPath ETNs on an exchange at market price or receive a cash payment at the scheduled maturity date or through early redemption1, based on the performance of the index, less investor fees. The iPath® Global Carbon ETN is designed to provide investors with cost-effective exposure to the Barclays Capital Global Carbon Index Total Return™ (the “Index”).

NOTE DETAILS

Ticker GRN

Intraday indicative value ticker GRN.IV

Bloomberg index ticker BXIIGCUT

CUSIP 06739H164

Primary exchange NYSE Arca

Yearly fee 0.75%

Inception date 06/24/08

Maturity date 06/24/38

Index Barclays Capital Global Carbon Index

Total Return™

* The investor fee is equal to the Yearly Fee times the principal amount of your securities times the index factor, calculated on a daily basis in the following manner: The investor fee on the inception date will equal zero. On each subsequent calendar day until maturity or early redemption, the investor fee will increase by an amount equal to the Yearly Fee times the principal amount of your securities times the index factor on that day (or, if such day is not a trading day, the index factor on the immediately preceding trading day) divided by 365. The index factor on any given day will be equal to the closing value of the index on that day divided by the initial index level. The initial index level is the closing value of the index on the inception date of the securities.

ISSUER DETAILS

Barclays Bank PLC long-term, unsecured obligations*

S&P rating AA-

Moody’s rating Aa3

The iPath ETNs are not rated, but are backed by the credit of Barclays Bank PLC. The iPath

ETNs rely on the rating of their issuer, Barclays Bank PLC.

* We have not obtained a rating from any rating organization with respect to the iPath ETNs. A security rating is not a recommendation to buy, sell or hold securities, and each rating should be evaluated independently of any other rating. A security rating is subject to revision or withdrawal at any time by the assigning rating organization, and there is no assurance that any security rating will remain in effect for any given period of time or that it will not be lowered, suspended or withdrawn entirely by the applicable rating agency. Any such lowering, suspension or withdrawal of any rating may have an adverse effect on the market price or marketability of the iPath ETNs.

INDEX SECTOR BREAKDOWN

EUA 87.67% CER 12.33%

Source: Barclays Capital as of 12/31/10. Subject to change.

The index is composed of exposures to European Union Allowances (EUA) and Certified Emission Reductions (CER) credits which represent two of the most liquid and tradable credits in the carbon emission market.

INDEX CORRELATIONS

Barclays Capital Global Carbon Index Total Return™ 1.00

Dow Jones-UBS Commodity Index Total ReturnSM 0.42

S&P 500 Index 0.42

Barclays Capital U.S. Aggregate Bond Index 0.21

MSCI EAFE Index 0.44

MSCI ACWI Index 0.44

MSCI Emerging Markets IndexSM 0.43

Russell 2000 Index 0.41

Sources: S&P, UBS Securities LLC, Down Jones Indexes, Barclays Capital, MSCI Inc.,

Bloomberg, BlackRock (12/07-12/10), based on monthly returns.

¹ Investors may redeem at least 50,000 units of the iPath® Global Carbon ETN on a daily basis directly to the issuer, Barclays Bank PLC, subject to the procedures described in the relevant prospectus.

iPath® Global Carbon ETN

The Barclays Capital Global Carbon Index Total Return™ ("BCGCITR") is designed to measure the performance of the most liquid carbon-related credit plans and is designed to be an industry benchmark for carbon investors. Each carbon-related credit plan included in the BCGCITR is represented by the most liquid instrument available in the marketplace. The BCGCITR expects to incorporate new carbon-related credit plans as they develop around the world. The BCGCITR currently includes two carbon-related credit plans: European Union Emission Trading Scheme or EU ETS Phase II and Kyoto Protocol's Clean Development Mechanism.

INDEX TOTAL RETURNS & STANDARD DEVIATION

(as of 12/31/10)

	1-YEAR RETURN %	3-YEAR RETURN % ANNUALIZED	5-YEAR RETURN % ANNUALIZED	STANDARD DEVIATION % ANNUALIZED*
Barclays Capital Global Carbon Index Total Return™	11.22	-13.75	n/a	n/a
Dow Jones-UBS Commodity Index Total Return℠	16.83	-3.67	1.18	20.98
S&P 500 Index	15.06	-2.86	2.29	17.82
Barclays Capital U.S. Aggregate Bond Index	6.54	5.90	5.80	3.65
MSCI EAFE Index	7.75	-7.02	2.46	21.55
MSCI ACWI Index	12.67	-4.29	3.44	20.07
MSCI Emerging Markets Index℠	18.88	-0.32	12.78	28.13
Russell 2000 Index	26.85	2.22	4.47	23.11

Based on annualized monthly returns, calculated for time period of 12/31/07-12/31/10. Sources: S&P, UBS Securities LLC., Dow Jones Indexes, Barclays Capital, MSCI Inc., Bloomberg, BlackRock.

Index returns are for illustrative purposes only and do not represent actual iPath ETN performance. Index performance returns do not reflect any management fees, transaction costs or expenses. Indexes are unmanaged and one cannot invest directly in an index. Past performance does not guarantee future results. For current Index and iPath ETN performance, go to www.iPathETN.com.

An investment in iPath ETNs involves risks, including possible loss of principal. For a description of the main risks see "Risk Factors" in the applicable prospectus.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-764-7284, or you may request a copy from any other dealer participating in the offering.

BlackRock Fund Distribution Company assists in the promotion of the iPath ETNs.

iPath ETNs (the "Securities") are unsecured obligations of Barclays Bank PLC and are not secured debt. The Securities are riskier than ordinary unsecured debt securities and have no principal protection. Risks of investing in the Securities include limited portfolio diversification, trade price fluctuations, uncertain principal repayment, and illiquidity. Investing in the Securities is not equivalent to direct investment in index or index components. The investor fee will reduce the amount of your return at maturity or on redemption, and as a result you may receive less than the principal amount of your investment at maturity or upon redemption of your Securities even if the value of the relevant index has increased or decreased (as may be applicable to the particular series of Securities). An investment in iPath ETNs may not be suitable for all investors.

The Securities may be sold throughout the day on the exchange through any brokerage account. There are restrictions on the minimum number of Securities you may redeem directly with the issuer as specified in the applicable prospectus. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of Securities. **Sales in the secondary market may result in significant losses.**

iPath ETNs typically have lower investor fees than currently existing mutual funds that invest in similar markets and are available to retail investors. Buying and selling iPath ETNs will result in brokerage commissions.

An investment in iPath ETNs linked to the performance of the Barclays Capital Global Carbon Index Total Return™ is subject to risks associated with fluctuations, particularly a decline, in the performance of the index caused by unpredictable volatility and movement in the prices of the index components. Trading in futures contracts on carbon emissions commodities, including trading in the index components, is speculative and can be extremely volatile. The commodity futures markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. Market prices of the index components may fluctuate rapidly based on numerous factors including but not limited to changes in supply and demand, domestic and foreign political or government actions and technological developments. These factors could adversely affect the value of the Index and, therefore, the value of your Securities.

Cap & Trade mechanisms have arisen primarily due to relative international consensus on the correlation between the rise in Green house gas emissions and the onset of Global Warming. Accordingly, changes in regulation and enforcement of Cap & Trade mechanisms as a result of changes in international consensus can adversely affect market behavior and the value of the Securities.

"Barclays Capital Global Carbon Index™" and "Barclays Capital Global Carbon Index Total Return™" are trademarks of Barclays Bank PLC.

©2011 Barclays Bank PLC. All rights reserved. iPath, iPath ETNs and the iPath logo are registered trademarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners. IP-0334-0111

Not FDIC Insured • No Bank Guarantee • May Lose Value

IP-GRN-I1210

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